1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig/Trace Rakestraw

Re:	Hercules Capital, Inc.
Registration Statement on Form N-2
File Number: 333-214767

Ladies and Gentlemen:

On behalf of Hercules Capital, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments to the Company’s Registration Statement on Form N-2 (File No. 333-214767) (the “Registration Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conferences between Christina DiAngelo Fettig of the Staff and Dechert LLP, outside counsel to the Company, on December 14, 2016, and between Trace Rakestraw of the Staff and Dechert LLP, outside counsel to the Company on December 23, 2016. The Company will file with the Commission Amendment No. 1 to its Registration Statement (“Amendment No. 1”). We will also provide to you under separate cover courtesy copies of Amendment No. 1, as filed and marked to show the changes from the Registration Statement. For your reference, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.	Please confirm you received or will receive a FINRA “no-objections” letter.

Response:

The Company informs the Staff that it has not yet engaged any underwriters in connection with any contemplated offerings under its Registration Statement. Subsequent to effectiveness of the Registration Statement, the Company confirms to the Staff that, to the extent that the Company determines to engage a FINRA member to act as an underwriter in connection with a “takedown” from the shelf registration statement, such FINRA member will be required to obtain a “no-objections” letter from FINRA with respect to the proposed underwriting terms and arrangements prior to participating in the shelf “takedown.”

United States Securities and Exchange Commission July 21, 2017 Page 2

2.	On page 7, the Company states that “The Additional 2024 Notes will be our direct unsecured obligations and rank pari passu, or equally in right of payment, with all outstanding and future unsecured unsubordinated indebtedness issued by Hercules Capital, Inc.” Please provide an explanation that the Additional 2024 Notes will be effectively subordinated to all current and future secured indebtedness and structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure in Amendment No. 1 to include an explanation that the Additional 2024 Notes are (i) effectively subordinated to any secured indebtedness the Company or its subsidiaries have currently incurred and may incur in the future (or any indebtedness that is initially unsecured to which the Company subsequently grants a security interest) to the extent of the value of the assets securing such indebtedness and (ii) structurally subordinated to all indebtedness and other liabilities (including trade payables) of our subsidiaries and any subsidiaries that the Company may in the future acquire or establish as financing vehicles or otherwise.

3.	On page 9, please confirm that any prospectus supplement related to a specific offering will include an updated fee table including sales load.

Response:

The Company acknowledges the Staff’s comment and confirms that any prospectus supplement related to a specific offering will include an updated fee table including the sales load with respect such offering.

4.	With regard to the unfunded commitments on page 12, please provide (i) a supplemental representation that the Company reasonably believes its assets will adequately cover its unfunded commitments and (ii) a general explanation as to why the Company reasonably believes it can cover its unfunded commitments as of the date hereof.

Response:

The Company confirms and represents to the Staff that it reasonably believes it has sufficient assets to adequately cover and allow the Company to satisfy its unfunded commitments as of the date hereof. As of March 31, 2017, the Company’s unfunded commitments, excluding unfunded commitments which were currently unavailable due to the borrower not having met milestones, were approximately $75.9 million. As of March 31, 2017, the Company has approximately $148.1 million in unencumbered cash on hand and approximately $195.0 million in available borrowings, subject to certain limitations. In addition, the Company expects to have the proceeds

United States Securities and Exchange Commission July 21, 2017 Page 3

from early and normal principal repayments on existing loans available to fund unfunded commitments.

5.	In connection with the controlling investments disclosed on page 70, please explain whether making controlling investments is a significant practice of the Company and, to the extent applicable, provide the information required by Item 8.2(d) of Form N-2.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that, although from time to time the Company may own a controlling investment in a portfolio company, making controlling investments is not a significant investment strategy employed by the Company such that it would merit additional disclosure in accordance with Item 8.2(d) of Form N-2.

Accounting Comments

6.	On page 6, please remove the word “Dividend” from the heading “Dividend Distribution Declaration.” Please also remove references to “dividends” throughout the registration statement and replace with distributions.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure in Amendment No. 1 to remove references to “dividends.”

7.	In the “Selected Financial Data,” please include disclosure regarding total return.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure in Amendment No. 1 to provide additional disclosure regarding total return.

8.	On page 31, the Company states that “We believe that our assets provide adequate cover to satisfy all of our unfunded commitments and we intend to use cash flow from normal and early principal repayments and proceeds from borrowings and notes to fund these commitments.” Please state whether this statement refers to all unfunded commitments, or only unfunded commitments which are available to borrowers and not limited due to the borrower having not yet met certain milestones.

Response:

The disclosure referenced by the Staff refers to all unfunded commitments of the Company. The Company’s belief is based on its current unfunded commitments which are available at the request of the borrower, in addition to its expectations and experience with regards to if and/or when any unfunded commitments which are currently subject to milestones would be available to the borrower.

United States Securities and Exchange Commission July 21, 2017 Page 4

9.	On page 70, the Company notes that it holds control investments. Please confirm that the Company will perform the significant subsidiary test required by Rule 1-02(w) of Regulation S-X in connection with control investments. In connection with this, please acknowledge in correspondence that the required test is a three prong test which should include (i) all income from the statement of operations; (ii) any realized gains and losses; and (iii) any changes in unrealized appreciation or depreciation.

Response:

The Company acknowledges the Staff’s comment and confirms that (i) it performs the significant subsidiary test required by Rule 1-02(w) of Regulation S-X in connection with control investments and (ii) the test is a three-prong test, including all income from the statement of operations, any realized gains and losses, and any changes in unrealized appreciation or depreciation. As of March 31, 2017, the Company’s Controlled Investments do not meet these thresholds for further disclosure under Rule 1-02(w) of Regulation S-X.

10.	The consent of PricewaterhouseCoopers LLP should reference the mention of PricewaterhouseCoopers LLP on page 117 of the Registration Statement under the heading “Report of Independent Registered Public Accounting Firm.”

Response:

The Company has reviewed the consent of PricewaterhouseCoopers LLP and respectfully submits that the reference on page 122 of the Registration Statements under the heading “Report of Independent Registered Public Accounting Firm” is covered by the first sentence of the consent filed as Exhibit n.1 to the Registration Statement. The Company will include a similar consent of a more recent date with Amendment No. 1.

11.	In footnote 2 on page 177, please include disclosure that yield does not reflect return to shareholders.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure in Amendment No. 1 to provide additional disclosure that yield does not reflect return to shareholders.

12.	Please confirm that the “Dividend Yield” referenced in footnote 2 on page 177 is from income and does not reflect capital gains or return of capital. To the extent the “Dividend Yield” referenced in footnote 2 on page 177 does include distributions or portions of distributions other than from income, please refer to distributions, not dividends.

Response:

The Company acknowledges the Staff’s comment and notes that the “Dividend Yield” referenced in footnote 2 on page 177 is calculated as the amount of total dividends paid by the Company,

United States Securities and Exchange Commission July 21, 2017 Page 5

including distributions other than income. The Company acknowledges the Staff’s comment and will revise its disclosure in Amendment No. 1 to reference distributions, not dividends.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3386 (or by email at william.bielefeld@dechert.com) or Ian Hartman by telephone at 215.994.2277 (or by email at ian.hartman@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William Bielefeld

William Bielefeld

cc:	Mark Harris, Hercules Capital, Inc.
Melanie Grace, Hercules Capital, Inc.
Ian Hartman, Dechert LLP
Jay Alicandri, Dechert LLP